AIB ACQUISITION CORP

875 Third Avenue, Suite M204A

New York, New York 10022

VIA EDGAR

September 7, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Yong Kim

Re:	AIB Acquisition Corp
Form 10-K for the Fiscal Year ended December 31, 2022
Filed March 29, 2023
File No. 001-41230

Dear Ms. Lam and Mr. Rajan:

AIB Acquisition Corp (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to a comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 24, 2023, regarding its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022 filed with the Commission on March 29, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Risk Factors, page 15

1.	We note disclosures in your Form 14A filed on December 30, 2022 indicating that your sponsor has significant ties to a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding risk factor disclosure in future periodic reports and include an example of your intended disclosure in your response.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company plans to include a risk factor substantially in the form below in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and other appropriate future filings under the Securities Act of 1933, as amended and Securities Exchange Act of 1934, as amended.

We may not be able to complete an initial business combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial business combination to be consummated with us, we may not be able to consummate a business combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a business combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated. Our Chief Executive Officer, Eric Chen, a Canadian citizen, holds an approximate 65% interest in the Sponsor, and therefore we or our Sponsor may constitute a “foreign person” under CFIUS rules and regulations. Were we considered to be a “foreign person” under such rules and regulations, any proposed business combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions and/or CFIUS review.

Although we do not intend to conduct a business combination with a U.S. business that may affect national security, CFIUS may take a different view and decide to block or delay the business combination, impose conditions to mitigate national security concerns with respect to the business combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor.

The foreign ownership limitations, and the potential impact of CFIUS, may prevent us from consummating the business combination with a U.S. target company. If we were to seek an initial business combination other than the business combination, the pool of potential targets with which it could complete an initial business combination may be limited as a result of any such regulatory restriction, and we may be adversely affected in terms of competing with other SPACs that do not have similar ownership issues. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete an initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive $[•] per share (plus any applicable interest accrued). This will also cause you to lose any potential investment opportunity in potential target acquisition and the chance of realizing future gains on your investment through any price appreciation in the combined company, and our rights will expire worthless.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jessica Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

AIB Acquisition Corp.

By:	/s/ Eric Chen
Name:	Eric Chen
Title:	Chief Executive Officer

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

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